Exhibit 99.1
WGL HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges (Unaudited)

Twelve Months Ended
($ in thousands)	March 31, 2007

FIXED CHARGES:
Interest Expense	$48,692
Amortization of Debt Premium, Discount and Expense	626
Interest Component of Rentals	1,429

Total Fixed Charges	$50,747

EARNINGS:
Income from Continuing Operations before Dividends on Preferred Stock	$101,981
Add:
Income Taxes	66,863
Total Fixed Charges	50,747

Total Earnings	$219,591

Ratio of Earnings to Fixed Charges	4.3